FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1.   FRN Variable Rate Fix announcement dated 26 October, 2004
No. 2.   FRN Variable Rate Fix announcement dated 26 October, 2004
No. 3.   FRN Variable Rate Fix announcement dated 27 October, 2004
No. 4.   FRN Variable Rate Fix announcement dated 27 October, 2004
No. 5.   FRN Variable Rate Fix announcement dated 27 October, 2004
No. 6.   FRN Variable Rate Fix annuoncement dated 27 October, 2004
No. 7.   FRN Variable Rate Fix announcement dated 28 October, 2004
No. 8.   FRN Variable Rate Fix announcement dated 28 October, 2004

Document No. 1

RE: NORTHERN ROCK BUILDING SOCIETY
GBP 13,968,000.00
MATURING: 24-Jly-2006
ISSUE DATE: 23-Jly-2003
ISIN: XS0172970310

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25-Oct-2004 TO 24-Jan-2005 HAS BEEN FIXED AT 4.977500 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 24-Jan-2005 WILL AMOUNT TO:
GBP 12.41 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
GBP 17,127,000.00
MATURING: 23-Jan-2009
ISSUE DATE: 23-Jly-2003
ISIN: XS0172971474

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
25-Oct-2004 TO 24-Jan-2005 HAS BEEN FIXED AT 5.027500 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 24-Jan-2005 WILL AMOUNT TO:
GBP 12.53 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3


RE: NORTHERN ROCK PLC
    GBP 400,000,000.00
    MATURING: 22-Jan-2007
    ISSUE DATE: 21-Jan-2004
    ISIN: XS0184384534

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
21-Oct-2004 TO 21-Jan-2005 HAS BEEN FIXED AT 0.883530 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 21-Jan-2005 WILL AMOUNT TO
GBP 2,226.98 PER GBP 1,000,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4

RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 26-Apr-2010
    ISSUE DATE: 26-Apr-2004
    ISIN: XS0191328540

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Jly-2004 TO 26-Oct-2004 HAS BEEN FIXED AT 5.038750 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 26-Oct-2004 WILL AMOUNT TO:
GBP 12.70 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5


RE: NORTHERN ROCK PLC
    USD 5,350,000.00
    MATURING: 18-Jan-2005
    ISSUE DATE: 15-Dec-2000
    ISIN: XS0121906621

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Oct-2004 TO 18-Jan-2005 HAS BEEN FIXED AT 2.150000 PCT

DAY BASIS 95/360

INTEREST PAYABLE VALUE 18-Jan-2005 WILL AMOUNT TO:
USD 5.67 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 6


RE: NORTHERN ROCK PLC
    GBP 5,000,000.00
    MATURING: 26-Apr-2010
    ISSUE DATE: 26-Apr-2004
    ISIN: XS0191328540

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Oct-2004 TO 26-Jan-2005 HAS BEEN FIXED AT 5.013750 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 26-Jan-2005 WILL AMOUNT TO:
GBP 12.64 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 7

RE: NORTHERN ROCK PLC
    GBP 3,700,000.00
    MATURING: 19-OCT-2010
    ISSUE DATE:30-SEP-2004
    ISIN: XS0202323316

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30-SEP-2004 TO 19-JAN-2005 HAS BEEN FIXED AT 5.035940 PCT

DAY BASIS 111/365

INTEREST PAYABLE VALUE 19-JAN-2005 WILL AMOUNT TO:
GBP 153.15 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 8

RE: NORTHERN ROCK PLC
USD 8,676,000.00
MATURING: 30-Jly-2008
ISSUE DATE: 27-Jan-2004
ISIN: XS0184621414

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
29-Oct-2004 TO 31-Jan-2005 HAS BEEN FIXED AT 2.170000 PCT

DAY BASIS 94/360

INTEREST PAYABLE VALUE 31-Jan-2005 WILL AMOUNT TO:
USD 5.67 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  1 November, 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary